ASANKO GOLD ANNOUNCES FILING OF PRELIMINARY
BASE SHELF PROSPECTUS

Vancouver, British Columbia, December 29, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) announces that it has filed a preliminary short form base shelf prospectus with the securities commissions in all the provinces of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System.

The base shelf prospectus and corresponding shelf registration statement, when made final and effective, will allow Asanko to offer up to US$300,000,000 of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement. The Company has filed this base shelf prospectus in order to provide the Company with greater financial flexibility going forward but has not entered into any agreements or arrangements to authorize or offer any securities at this time.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater – Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.